UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

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SEC FILE NUMBER
1-33741

CUSIP NUMBER
0001282

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
A. H. Belo Corporation

Full Name of Registrant
N/A

Former Name if Applicable
P. O. Box 224866

Address of Principal Executive Office (Street and Number)
Dallas, Texas 75222-4866

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed)

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A. H. Belo Corporation (the “Company”) is not able to timely file its 2009 Form 10-K without unreasonable effort or expense because, as stated in the Company’s February 12, 2010 press release and in its preliminary earnings release dated February 24, 2010, additional time is required to finalize the accounting treatment of its pension obligations. This involves both the determination of the accounting policy to be applied and the amount, if any, to be recorded pursuant to that policy. The Company’s 2009 financial statements otherwise are substantially complete.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Alison K. Engel	(214) 977-2248

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
On February 24, 2010, the Company publicly reported fiscal year 2009 revenues of $518.3 million and a preliminary fiscal year 2009 net loss of $110.3 million, or ($5.37) per share, compared to revenues of $637.3 million and a net loss of $62.3 million, or ($3.04) per share, for fiscal year 2008. For the reasons stated above, the preliminary 2009 results do not reflect any adjustments to account for the Company’s pension obligations. Fiscal year 2009 preliminary results reflect lower advertising revenues, non-cash impairment charges of $106.4 million related to goodwill and other asset write-offs, and $2.3 million related to investment write-offs. Preliminary full year results also include a charge of $4.2 million related to severance and related costs. These charges were partially offset by $1.1 million related to insurance proceeds that the Company received in the second quarter of 2009. These preliminary full year results are described in more detail in the press release filed as Exhibit 99.1 to the Company’s Form 8-K filed February 25, 2010.

SIGNATURES
A.H. Belo Corporation has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

A. H. BELO CORPORATION
Date: March 31, 2010	By:	/s/ Alison K. Engel
Alison K. Engel
Senior Vice President/Chief Financial Officer and Treasurer (Principal Financial Officer)

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